Filed by The Gillette Company
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 1-00922

          The following questions and answers were posted to The Gillette Company’s internal web site:

Q&As for P&G Programs for Philanthropy and Community Relations

1.	What is P&G’s focus area for its contributions?
P&G’s historic focus has been improving the lives of children in need by helping them get off to a healthy start, providing educational opportunities and teaching life skills. In other words, helping children “live, learn and thrive.” This has included things like building schools, supporting scholarships and self-esteem programs for young girls. It also has included programs to provide safe drinking water. For example, following the recent tsunami disaster, P&G donated PUR water purifier to provide over 1 billion glasses of safe drinking water.

2.	In what ways does P&G traditionally contribute in its regional locations (both domestic and international)?
P&G focuses support on the communities in which we live and work. The level of support varies around the world based on the size of the operations in that community and the number of employees who live there. Also, we encourage and support P&G employees and retirees contributing their time and talents to civic and social service activities in their local communities. This includes volunteer placement and volunteer support grants.

3.	What is P&G’s annual corporate philanthropy commitment?
Procter & Gamble has a long-standing commitment to being a good corporate citizen, donating more than $100 million globally in cash, product and in-kind services each year.

4.	What portion of P&G’s annual corporate philanthropy commitment is to the U.S.?
Approximately 70 percent of its contributions have gone to U.S organizations. However, as we’ve increased our global presence over the years, we’ve also increased the percentage of our donations to communities where we operate outside the US.

5.	Which organizations/activities does P&G traditionally support in Cincinnati?
Historically, P&G has placed an emphasis on activities that improve the quality of life in Cincinnati. Between corporate and employee donations, P&G is the largest contributor to the Cincinnati United Way campaign and one of the largest corporate donors to the Cincinnati united Fine Arts Fund.

P&G was a leader in establishing the Cincinnati Equity Fund, which makes investments aimed at ensuring the vitality of the city core. P&G also championed the creation of the Center City Development Corp. to foster economic development in the center city.

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FORWARD-LOOKING STATEMENTS

          This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of The Gillette Company (“Gillette”), The Procter & Gamble Company (“P&G”) and the combined company after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gillette’s and P&G’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gillette and P&G stockholders to approve the transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gillette’s and P&G’s most recent reports filed with the SEC. Gillette and P&G are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

          This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. On March 14, 2005, P&G filed with the SEC a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof. SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company, Prudential Tower, Boston, Massachusetts, 02199-8004, Attention: Office of the Secretary, or from The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, OH 45201-0599.

Participants in the Solicitation

          Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 12, 2004, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.